APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of HG Sply 4, LLC d/b/a HG Sply Co (referred to herein as "HG Sply Co" or the "Company") to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

HG Sply Co operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

ACCOUNTING RISKS

Accounting Risks Changes to existing accounting rules or regulations may impact the Company's future results of operations or cause the perception that the Company is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Company's future operating results.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. HG Sply Co competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from HG Sply Co's core business or the inability to compete successfully against the with other competitors could negatively affect HG Sply Co's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in HG Sply Co's management or vote on and/or influence any managerial decisions regarding HG Sply Co. Furthermore, if the founders or other key personnel of HG Sply Co were to leave HG Sply Co or become unable to work, HG Sply Co (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which HG Sply Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, HG Sply Co is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

HG Sply Co might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If HG Sply Co is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT HG SPLY CO

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect HG Sply Co's financial performance or ability to continue to operate. In the event HG Sply Co ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither HG Sply Co nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

HG Sply Co will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and HG Sply Co is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although HG Sply Co will carry some insurance, HG Sply Co may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, HG Sply Co could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect HG Sply Co's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of HG Sply Co's management will coincide: you both want HG Sply Co to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want HG Sply Co to act conservative to make sure they are best equipped to repay the Note obligations, while HG Sply Co might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If HG Sply Co needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with HG Sply Co or management), which is responsible for monitoring HG Sply Co's compliance with the law. HG Sply Co will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if HG Sply Co is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if HG Sply Co fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of HG Sply Co, and the revenue of HG Sply Co can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of HG Sply Co to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

SINGLE LOCATION

The Company will only have an ownership interest in the operations of the HG Sply Co restaurant located at 3351 Texas Sage Trail, Fort Worth, Texas. The Company will not have any ownership or other beneficial or financial interest in any other HG Sply Co location or in the brand in general, including any intellectual property.

ALCOHOL SALE RISKS

The Company is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Company to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Company has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Company is subject to state "dram shop" laws, which generally allow a person to sue the Company if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Company's. A judgment against the Company under a dram shop law could exceed the Company's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Company's results of operations. The Company's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Company could be adversely affected by negative publicity resulting from such laws.

REQUIRED NUTRITIONAL DISCLOSURE RISKS

Government regulation and consumer eating habits may impact the Company's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Company's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Company's menu offerings, or laws and regulations requiring the Company to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Company's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats, sodium or other ingredients deemed unhealthy, which may require the Company to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Company's ability to operate. The Company cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Company's results of operations and financial position.

INFORMATION TECHNOLOGY RISKS

The Company relies heavily on information systems, such as point-of-sale processing, for management of the Company's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Company's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Company's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Company's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

LEGAL RISKS

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Company, regardless of whether the allegations are true, by discouraging customers from patronizing the Company. The Company may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Company's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Company be used to defend any claims.

FOOD SAFETY RISKS

The Company considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Company's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Company's store or those of competitors, could harm customers and otherwise result in negative publicity about the Company or the products the Company serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Company could be forced to temporarily close. In addition, the Company may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Company, regardless of the quality and safety of products offered by the Company.

DEVELOPMENT RISK

The Company's dependence on development exposes the Company to timing, budgeting, and other risks. New project development has a number of risks, including risks associated with:

• construction delays or cost overruns that may increase project costs;

• receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Company will be issued;

• development costs incurred for projects that are not pursued to completion;

• so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

• defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;

• ability to raise capital; and

• governmental restrictions on the nature or size of a project or timing of completion.

REAL ESTATE RISKS

The Company is planning to open in the Alliance area of North Fort Worth, Texas. There is no guarantee that this site will be suitable, or that the business will be operated profitably. The Company depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Company from other sources, the Company may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Company.

The Company is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Company currently has a ten-year lease on its location. The Company may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Company to close a store in a desirable location.

Negative effects on the Company's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Company's business and results of operations. If the Company's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Company. If the landlord files for bankruptcy protection, the landlord may be able to reject the Company's lease in the bankruptcy proceedings. While the Company may have the option to retain its rights under the lease, the Company may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Company may experience a drop in the level of quality of such retail center. The Company may be adversely affected by the negative financial situations of developers and landlords.

SUPPLY AND DELIVERY COST RISKS

Supplies and prices of the various products used in the goods that the Company offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Company to shortages or interruptions in product supplies, which could adversely affect revenue. The Company does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Company's profitability. If the Company has long-term purchase commitments in excess of what the Company needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Company has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Company's vendors, suppliers or distributors are unable to fulfill their obligations to the Company's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Company could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Company's business, financial condition and results of operation.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Company, regardless of the quality and safety of products offered by the Company.

LABOR SUPPLY RISKS

A primary component of the Company's operations is labor. The Company competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Company devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in restaurants & bars, including chefs and pit masters. If the Company is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Company's business and results of operations. The Company may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Company must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Company may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Company requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Company's knowledge, be unauthorized workers. If any of the Company's workers are found to be unauthorized, the Company may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Company's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Company could also become subject to fines, penalties and other costs related to claims that the Company did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Company's business, financial condition and results of operations.

A significant portion of the Company's service staff will be tipped employees and are accordingly paid the minimum wage. State, federal and local legislators have advocated significant increases in the minimum wage during recent years. The Company has no control over increases in the minimum wage. However, when the minimum wage is increased, it may be difficult for the Company to pass along increased payroll costs to guests due to the competitiveness of the food and beverage industry. As a result, increases in the minimum wage could have a material adverse impact on the Company.

MANAGEMENT RISKS

Any operational growth experienced by the Company will place additional demands on the Company's administrative, management and financial resources. If the Company's management does not effectively manage growth, the Company's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Company's ability to manage its organizational structure and financial resources.

PERSONNEL RISKS

The success of the business is heavily dependent on the judgment and ability of the members of the Company's leadership or its affiliate's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Company's leadership team or other key management personnel leave, the

Company may have difficulty replacing them, and the business may suffer. While the Company has worked out compensation agreements to discourage the current team from leaving, there can be no assurance that the Company will be able to successfully attract and retain the leadership team and other key management personnel needed.

POTENTIAL CONFLICTS OF INTEREST

The key persons individually or as an entity may wish to own, operate or consult with other operations in Dallas similar to the Company, including operations utilizing the brand associated with the Company. Such other businesses will be owned by entities other than the Company, which may not have an identity of ownership interest with the Company. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Company's operations and on the Company due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Company for profits derived from such other such activities.

Intellectual Property Risks The Company's intellectual property is material to conducting business. The Company's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Company has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Company's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Company will not encounter any material claims in the future. If this happens, it could harm the Company's image, brands or competitive position and cause the Company to incur significant penalties and costs.

INTELLECTUAL PROPERTY RISKS

The Company licenses the intellectual property rights in connection with the HG Sply Co brand name from an affiliated company, which has a different ownership structure than the Company, which may present certain conflicts of interest. The Company does not have an ownership interest it the HG Sply Co intellectual property. The Company's intellectual property is material to conducting business. The Company's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Company has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Company's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Company will not encounter any material claims in the future. If this happens, it could harm the Company's image, brands or competitive position and cause the Company to incur significant penalties and costs.

TAX RISKS

The Company is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Company believes its tax positions and estimates are reasonable, the Company could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Company. If material, payment of such additional amounts could have a material impact on the Company's results of operations and financial position.

RISKS FROM WORK STOPPAGES, TERRORISM OR NATURAL DISASTERS

The Company's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Company is forced to close for an extended period of time.